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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

PROCESSED
JUN 25 2004
THOMSON FINANCIAL

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

The Tradeshow Marketing Company Ltd.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

1705-1050 Burrard Street, Vancouver, British Columbia, Canada

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Received Thomson Corp

Same

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5960	
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(Issuer) The Tradeshow Marketing Company Ltd.
By (Signature and Title) "Bruce Kirk", President and Secretary
This offering statement has been signed by the following persons in the capacities and on the dates indicated.
(Signature) "Bruce Kirk"
(Title) President and Secretary
(Selling security holder) Bruce Kirk (President)
BRUCE KIRK.
(Date) _March 15, 2004

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

http://www.sec.gov/divisions/corpfin/forms/1-a.htm
Last update: 12/10/2001